June 3, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technology and Services
100 F Street, N.E.
Washington, D.C. 20549

Attention: Eiko Yaoita Pyles, Staff Accountant
Christine Dietz, Assistant Chief Accountant

Re:	Adobe Inc.
Form 10-K for the Fiscal Year Ended November 30, 2018 Filed January 25, 2019
Form 10-Q for the Quarterly Period Ended March 1, 2019 Filed March 27, 2019
File No. 000-15175

Ladies and Gentlemen:

Adobe Inc. (“Adobe,” the “Company,” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 21, 2019, relating to the Company’s Form 10-K for the fiscal year ended November 30, 2018 (File No. 000-15175) originally filed with the Commission on January 25, 2019 (the “Form 10-K”) and the Company’s Form 10-Q for the fiscal quarter ended March 1, 2019 (File No. 000-15175) originally filed with the Commission on March 27, 2019 (the “Form 10-Q”). In this letter, the comments from the Staff have been recited in italicized, bold type and followed by the Company’s response.
Form 10-Q for the Quarterly Period Ended March 1, 2019
Note 1. Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page 10

1.
We note your response to prior comment 1. Revise to describe the features and functionality that led to your conclusion that the Creative Cloud and Document Cloud on-premise software and the related cloud functionality should be accounted for as a single performance obligation.

We respectfully acknowledge the Staff’s request and we will include the following disclosure prospectively in our periodic filings.
"Our contracts with customers may include multiple goods and services. For example, some of our offerings include both on-premise and/or on-device software licenses and cloud services. Determining whether the software licenses and the cloud services are distinct from each other, and therefore performance obligations to be accounted for separately, or not distinct from each other, and therefore part of a single performance obligation, may require significant judgment. We have concluded that the on-premise/on-device software licenses and cloud services provided in our Creative Cloud and Document Cloud subscription offerings are not distinct from each other such that revenue from each offering should be recognized ratably over the subscription period for which the cloud services are provided. In reaching this conclusion, we considered the nature of our promise to Creative Cloud and Document Cloud customers, which is to provide a complete end-to-end creative design or document workflow solution that operates seamlessly across multiple devices and teams. We fulfill this promise by providing access to a solution that integrates cloud-based and on-premise/on-device features that, together through their integration, provide functionalities, utility and workflow efficiencies that could not be obtained from either the on-premise/on-device software or cloud services on their own.
Cloud-based features that are integral to our Creative Cloud and Document Cloud offerings and that work together with the on-premise/on-device software include, but are not limited to: Creative Cloud Libraries, which enable customers to access their work, settings, preferences, and other assets seamlessly across desktop and mobile devices and collaborate across teams in real time; shared reviews which enable simultaneous editing and commenting of PDFs across desktop, mobile, and web; automatic cloud rendering of a design which enables it to be worked on in multiple mediums; and Sensei, Adobe’s cloud-hosted artificial intelligence and machine learning framework, which enables features such as automated photo-editing, photograph content-awareness, natural language processing, optical character recognition, and automated document tagging."
* * *
Please contact the undersigned with any questions regarding the above.

Sincerely,

ADOBE INC.

By:	/s/ John Murphy
John Murphy
Executive Vice President and Chief Financial Officer

Cc:	Shantanu Narayen (Adobe Inc.)
Dana Rao (Adobe Inc.)
Mark Garfield (Adobe Inc.)
Prasadh Cadambi (KPMG LLP)